UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-37385

Baozun Inc.

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Baozun Inc. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a Chinese government entity.

Mr. Vincent Wenbin Qiu (“Mr. Qiu”), founder, Chairman and Chief Executive Officer of the Company, beneficially owned 6.8% of the Company’s total ordinary shares, representing 32.4% of the Company’s aggregate voting power as of March 31, 2023. Mr. Junhua Wu (“Mr. Wu”), co-founder and director of the Company, beneficially owned 3.5% of the Company’s total ordinary shares, representing 13.8% of the Company’s aggregate voting power as of March 31, 2023. Ms. Yang Liu, director of the Company, disclaimed beneficial ownership of 14.9% of the Company’s total ordinary shares held by Alibaba Investment Limited, representing 8.9% of the Company’s aggregate voting power as of March 31, 2023. The directors and senior management of the Company, including Mr. Qiu, Mr. Wu and Ms. Yang Liu, beneficially owned 25.0% of the Company’s total ordinary shares, representing 54.6% of the Company’s aggregate voting power as of March 31, 2023.

To the Company’s knowledge based on its register of members and public EDGAR filings made by its shareholders, excluding the beneficial ownership of the Company’s directors and senior management, no shareholder owned 5% or more of the Company’s total ordinary shares as of March 31, 2023, other than Alibaba Investment Limited, Jesvinco Holdings Limited (“Jesvinco”) and Casvendino Holdings Limited (“Casvendino”). Alibaba Investment Limited is wholly owned by Alibaba Group Holding Limited, which is a public company listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited and, to the Company’s knowledge, is not owned or controlled by a Chinese government entity. Alibaba Investment Limited beneficially owned 26,469,422 Class A ordinary shares of the Company as of February 12, 2016 based on a Schedule 13G jointly filed by Alibaba Investment Limited and Alibaba Group Holding Limited on February 12, 2016. Assuming Alibaba Investment Limited’s shareholding has not changed since February 12, 2016, it represented 14.9% of the total ordinary shares and 8.9% of the aggregate voting power of the Company as of March 31, 2023. Jesvinco is a company incorporated in the British Virgin Islands wholly owned by Mr. Qiu. Jesvinco beneficially owned 5.3% of the Company’s total ordinary shares, representing 31.6% of the Company’s aggregate voting power as of March 31, 2023. Casvendino is a company incorporated in the British Virgin Islands wholly owned by Mr. Wu. Casvendino beneficially owned 3.5% of the Company’s total ordinary shares, representing 13.8% of the Company’s aggregate voting power as of March 31, 2023. Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 25, 2023 for more details.

In addition, the Company is not aware of any Chinese government entity that otherwise controls the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baozun Inc.

By:	/s/ Arthur Yu
Name:	Arthur Yu
Title:	Chief Financial Officer

Date: April 25, 2023

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.